

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2012

Via E-mail
Timothy L. Ryan
Chief Executive Officer
Amerityre Corporation
1501 Industrial Road
Boulder City, Nevada 89005

> **Re: Amerityre Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 28, 2011**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2011,**
> **December 31, 2011, and March 31, 2012**
> **Filed November 21, 2011, February 22, 2012, and May 21, 2012**
> **File No. 0-50053**

Dear Mr. Ryan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

General

1. It appears that you have not filed the interactive data exhibits as required by Item 601(b)(101)(C) of Regulation S-K. In this regard, we note that your annual report contains financial statements for a fiscal period that ends on or after June 15, 2011. Please advise or otherwise amend your annual report to include the required interactive data.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Cash position, Outstanding Indebtedness, and Future Capital Requirements, page 16

2. You disclose that your available cash should be sufficient to meet your operating needs during fiscal year 2012. You also state that you "will most likely need additional capital to fully implement [y]our business plans." Considering your auditors going concern opinion, the disclosure as presented does not provide your shareholders with a clear understanding of your ability to finance your business operations. With a view towards future disclosure, please provide us with a comprehensive understanding of your current liquidity position.

Item 9A. Controls and Procedures, page 18

3. We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective as of June 30, 2011. We further note that you identified two material weaknesses: (a) inadequate internal control testing and (b) inadequate closing procedures that failed to ensure timely completion of year-end closing procedures. Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding the required disclosure. As such, it is unclear to us how your principal executive officer and principal financial officer were able to conclude that your disclosure controls and procedures were effective in light of the two material weaknesses identified. Please advise, or revise your conclusion in an amendment to your fiscal year 2011 Form 10-K.

4. In an amendment to your fiscal year 2011 Form 10-K, please disclose that your principal executive officer and principal financial officer concluded that your internal control over financial reporting is ineffective as of June 30, 2011, in light of the two material weaknesses identified. Please refer to Item 308(a)(3) of Regulation S-K for guidance. In the amended form, please include an explanatory paragraph at the beginning of the form explaining why you are amending the document and updated certifications that refer to the amended document.

Signatures, page 21

5. Please ensure that your future annual reports are also signed by your chief executive officer in that capacity. Refer to General Instruction D(2)(a) in Form 10-K.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Party Transactions, and Director Independence

6. At the end of your disclosure you state that other than Messrs. Ryan and Arnett, the remaining directors may be deemed to be independent. In future filings, please expand your disclosure to include the information required by Item 407(a) of Regulation S-K, such as the director independence standard applicable to you. Please refer to Item 13 of Form 10-K.

Forms 10-Q for Fiscal Quarters Ended September 30, 2011, December 31, 2011, and March 31, 2012

Item 4. Controls and Procedures

7. We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective as of September 30, 2011, December 31, 2011, and March 31, 2012. We further note that you did not file your fiscal year 2011 Form 10-K and subsequent Forms 10-Q by the required dates. Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In light of these facts, please explain to us how your principal executive officer and principal financial officer could conclude that disclosure controls and procedures are effective as of September 30, 2011, December 31, 2011, and March 31, 2012. In particular, please explain how your conclusion considered the definition of disclosure controls and procedures provided in Rule 13a-15(e). If you are unable to demonstrate that your disclosure controls and procedures are effective as of September 30, 2011, December 31, 2011, and March 31, 2012, please amend your Forms 10-Q for fiscal year 2012 to revise your conclusion on the effectiveness of your disclosure controls and procedures, along with an explanation as to why you concluded your disclosure controls and procedures are ineffective. Finally, please also confirm to us that you will consider the fact that your third quarter of fiscal year 2012 Form 10-Q was not filed timely when assessing the effectiveness of your disclosure controls and procedures as of March 31, 2012, in your fiscal year 2012 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369, or in her absence, Pamela A. Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief